25 May 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 202,700 RELX PLC ordinary shares at a price of 1244.1740p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 81,959,880 ordinary shares in treasury, and has 1,094,929,650 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 18,080,100 shares.

RELX NV announces that today, it purchased (through UBS Limited) 180,500 RELX NV ordinary shares at a price of €15.4881 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 73,350,994 ordinary shares in treasury, and has 975,754,874 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 16,237,600 shares.